FORM 15.-CERTIFICATE AND NOTICE OF TERMINATION OF
            REGISTRATION UNDER SECTION 12(g) OR SUSPENSION OF DUTY TO
           FILE REPORTS UNDER SECTIONS 13 AND 13(d) OF THE SECURITIES
                                  EXCHANGE ACT

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Commission File number: 2-95118

                Griffin Real Estate Fund-V, A Limited Partnership
                         510 Marquette Avenue, Suite 300
                              Minneapolis, MN 55402

                  Registrant's telephone number: (612) 338-2828

       Title of securities covered by this form: Limited Partnership units

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)    [X]                Rule 12h-3(b)(1)(i)    [ ]
      Rule 12g-4(a)(1)(ii)   [ ]                Rule 12h-3(b)(1)(ii)   [ ]
      Rule 12g-4(a)(2)(i)    [ ]                Rule 12h-3(b)(2)(i)    [ ]
      Rule 12g-4(a)(2)(ii)   [ ]                Rule 12h-3(b)(2)(ii)   [ ]
                                                Rule 15d-6             [ ]

Approximate number of holders of record as of the certification or notice date:
                  None-Partnership dissolved December 31, 1998

Pursuant to the requirements of the Securities Exchange Act of 1934 Griffin Real Estate Fund-V, A Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 30, 1999

By:    Larry D. Fransen /s/
       ----------------------------
       Managing General Partner
       of the General Partner
       Griffin Equity Partners